Exhibit 16.1

May 13, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Aesthetic Medical International Holdings Group Limited (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16F of Form 20-F of Aesthetic Medical International Holdings Group Limited dated May 13, 2022.  We agree with the statements concerning our Firm contained therein and we have no basis to agree or disagree with other statements contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

Attachment

Item 16.F	Change in Registrant’s Certifying Accountant

On November 17, 2021, we informed PricewaterhouseCoopers Zhong Tian LLP (“PwC”) our decision to dismiss PwC as our independent registered public accounting firm with immediate effect. Effective on January 28, 2022, we appointed Union Power HK CPA Limited (“Union Power”) as our independent registered public accounting firm for the audit of our financial results of the three fiscal years ended December 31, 2021. We did not consult Union Power on the application of accounting principles to any specified transaction or any matter that was the subject of any disagreement or reportable event, as such terms are described in Item 16F(a) of Form 20-F. The change was approved by our audit committee and board of directors.

PwC’s reports on our consolidated financial statements as of and for the years ended December 31, 2019 and 2020 did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period through November 17, 2021, there were no “disagreements” (as described under Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, that, if not resolved to the satisfaction of PwC, would have caused them to make reference to the subject matter of the disagreement in connection with its audit reports on our consolidated financial statements for the two fiscal years ended December 31, 2020. Prior to PwC’s dismissal, PwC advised our audit committee that certain whistleblowing materials were received by PwC between June to September 2021 and that information had come to PwC’s attention that if further investigated may potentially impact the fairness or reliability of either PwC’s previously issued audit report or the underlying financial statements for the fiscal year 2020 and/or prior, or the financial statements to be issued for the fiscal year 2021.  In response to this matter, our audit committee commissioned an independent investigation in August 2021. PwC also advised the audit committee of the need to expand significantly the scope of its audit, including but not limited to, evaluate the results of the investigation.  Due to PwC’s dismissal, the scope of its audit was not expanded.  The above constituted a “reportable event” as such term is described in Item 16F(a)(1)(v) of Form 20-F. In September 2021, the whistleblower rescinded the allegations in writing and confirmed such allegations were due to misunderstanding on her part. Nevertheless, in response to the whistleblowing materials, our audit committee (i) conducted an internal investigation on the relevant alleged facts; (ii) engaged an external consultant to produce a forensic accounting report and (iii) engaged an external legal advisor to produce a legal due diligence report. Based on the results of the investigation and third party reports, we subsequently determined that the investigation is satisfactorily concluded. In addition, as of December 31, 2019 and 2020, we and PwC identified one material weakness in our internal control over financial reporting, which was related to a lack of an effective control procedure to evaluate accounting of complex non-routine transactions.

We provided a copy of this disclosure to PwC and requested that PwC furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of PwC’s letter dated May 13, 2022 is attached as Exhibit 16.1 herein.